CONSENT OF INDEPENDENT REGISTERED CARTERED ACCOUNTANTS

We consent to the incorporation by reference of our report dated November 08, 2006 relating to the consolidated statement of operations and cash flows for the year ended August 31, 2006 of Platinum Group Metals Ltd. (which report on the financial statements expenses an unqualified opinion and includes separate report titled Comments by Independent Registered Chartered Accountants of Canada – United States of America reporting differences referring to Platinum Group Metals Ltd.’s ability to continue as a going concern and appearing in the Annual Report on Form 40-F of Platinum Group Metals Ltd. for the year ended August 31, 2006)

//s//“Deloitte & Touche LLP”

Independent Registered Chartered Accountants
Vancouver, Canada
November 28, 2008